Exhibit 23.5

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in Post-Effective Amendment No. 2 to the Registration Statement (Form F-3 No. 333-117110) and related Prospectus of Kerzner International Limited for the registration of $230,000,000 of its Convertible Senior Subordinated Notes and to the incorporation by reference therein of our report dated February 1, 2002, except for Note 9 as to which the date is January 31, 2003 on the financial statements of Resorts International Hotel, Inc. for the period from January 1, 2001 to April 24, 2001, referred to in the report of Deloitte and Touche on the financial statements of Kerzner International Limited included in Kerzner International Limited's Annual Report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

November 10, 2004